

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2011

Mr. Randall J. Erickson
Senior Vice President, Chief Administrative Officer
     and General Counsel
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin 53202

     Re: **Marshall & Ilsley Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 1, 2011
               Form 10-K/A for the Fiscal Year Ended December 31, 2010
               Filed April 29, 2011
               File No. 001-33488

Dear Mr. Erickson:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             Erin Purnell
                             Staff Attorney